Amendment to Advisory Agreement

The Advisory Agreement dated February 17, 1999 The Catholic Funds, Inc.(f/k/a as The Catholic Alliance Funds, Inc.) and Catholic Financial Services Corporation is amended, as follows, to add the Money Market Fund to The Catholic Funds, Inc.:

The Money Market Fund shall pay management fees as follows:

For its services, the Adviser receives the following annual fee, computed daily:

If the portfolio is $50 million or less:  0.30%
If the portfolio is over $50 million and less than $100 million:  0.25%
If the portfolio is at least $100 million and less than $200 million: 0.20% If the portfolio is $200 million or more: 0.15%

From the above fees, the Adviser pays the Sub-Adviser:

If the portfolio is $50 million or less:  0.20%
If the portfolio is over $50 million and less than $100 million:  0.15%
If the portfolio is at least $100 million and less than $200 million: 0.10% If the portfolio is $200 million or more: 0.075%

However, neither the Adviser nor Sub-Adviser shall receive any fees until the Money Market Fund has $25 million in assets or for the first six months, whichever comes earlier, and once either has occurred; the Adviser shall charge at an annual rate of 0.10% and pay the Sub-Adviser at an annual rate of 0.05% for the next six months or until the Money
Market Fund has $50 million in assets, whichever comes first.
Thereafter the management fee schedule set forth in this section applies without any waivers.


All other provisions of the agreement remain in full force and effect.


Dated this _____ day of August, 1999


The Catholic Funds, Inc.


By________________________________title______________



Catholic Financial Services Corporation


By________________________________title______________